Exhibit 99.1



FOR IMMEDIATE RELEASE
February 27, 2008

RathGibson Acquires Mid-South Control Line, Inc. as Part of Commitment to the Energy – Oil and Gas Sector

Lincolnshire, IL – RathGibson, a leading manufacturer of welded, welded and drawn, and seamless stainless steel, nickel, and titanium tubing, has announced the acquisition of Mid-South Control Line, Inc. (MSCL). MCSL is a chief global source for downhole control line tubing for land-based and subsea oil and gas wells. The company is located in Marrero, Louisiana.

Established in 1989 by Rick Lore, MSCL has supplied major oil companies and service companies throughout the world with coil tubing, encapsulated control line products, instrumentation tubing, NAS class filtration services, spooling units, certification and tubing support products. MSCL and RathGibson have partnered on many projects, and this acquisition is a natural extension of their on-going collaborative efforts.

Harley Kaplan, Chairman and CEO of RathGibson stated, "We are truly excited to be adding Mid-South Control Line to the RathGibson group of companies. Mr. Lore and MSCL have built a solid reputation for service, quality, and value within the well completion sector of the energy market. As an integrated part of RathGibson in the supply chain to the energy market, we will be providing even more value to our customers as we accelerate our new product development activities. MSCL is a strategic acquisition, which, in conjunction with significant past and planned capital investment, has RathGibson well positioned to continue to grow in the Energy sector. The Mid-South Control Line name will be retained as well as the solid management and product team which Mr. Lore has developed at MSCL."

RathGibson is a worldwide manufacturer of highly engineered stainless steel, nickel, and titanium tubing for diverse industries such as chemical, petrochemical, power generation, energy - oil and gas, food, beverage, pharmaceutical, biopharmaceutical, medical, biotechnology, and general commercial. RathGibson's corporate headquarters are located close to Chicago in Lincolnshire, Illinois. Manufacturing locations include: Janesville, Wisconsin, North Branch, New Jersey, Clarksville, Arkansas (Greenville Tube), and Marrero, Lousiana (Mid-South Control Line). In addition to the sales offices in Janesville and North Branch, and Marrero, RathGibson has also strategically placed sales offices in Houston, TX; Shanghai, China; Manama, Bahrain; Knoxfield, Australia; and Seoul, Korea. For more information about RathGibson, Greenville Tube, and Mid-South Control Line products, please visit www.RathGibson.com, www.GreenvilleTube.com, and www.ControlLine.com.

Corporate Headquarters:
475 Half Day Road
Suite 210
Lincolnshire, Illinois
60069 · USA

Main: 847.276.2100
Fax: 847.276.2471

www.RathGibson.com